Exhibit 21.01

Shopping.com Ltd.

List of Subsidiaries

Name of Subsidiary	State or Country of Incorporation
Shopping.com, Inc.	Delaware
Shopping.com (California), Inc.	Delaware
DealTime (UK) Limited	United Kingdom
DealTime Europe B.V.	Netherlands
DealTime Germany GmbH	Germany